STELLAR BIOTECHNOLOGIES, INC.

332 E. Scott Street
Port Hueneme, California  93041

Tel:  (805) 488-2147  /  Fax:  (805) 488-1278

INFORMATION CIRCULAR

as at January 12, 2013

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of STELLAR BIOTECHNOLOGIES, INC. (the “Company” or “Stellar”) for use at the Annual General and Special Meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, February 12, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Annual General and Special Meeting.

Notice of the Meeting was provided to the TSX Venture Exchange and to the securities commissions in each jurisdiction where the Company is a reporting issuer under applicable securities laws.

“Non-Registered Shareholders” means shareholders who do not hold common shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Shareholders.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. The Company has arranged for Intermediaries to forward the meeting materials to Non-Registered Shareholders of the common shares held of record by those Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements by them in so doing.

Appointment and Revocation of Proxyholders

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act the Meeting for the shareholder on the shareholder’s behalf.

The individuals named in the accompanying form of proxy are directors and officers of the Company (the “Management Designees”). If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting other than either of the Management Designees. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or before the time that the Meeting is to be reconvened following any adjournment thereof.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Voting by Proxyholder

The Management Designees named in the form of proxy will vote or withhold from voting the common shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your common shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

THE SHARES REPRESENTED BY THE ACCOMPANYING FORM OF PROXY WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

Registered Shareholders

If you are a Registered Shareholder, you may elect to submit a proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy.

Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of proxy for the holder’s account number and the proxy access number; in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Shareholders

Only Registered Shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, Information Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form"), which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company.

A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The Board of Directors of the Company have fixed January 8, 2013 as the record date (the “Record Date”) for the determination of shareholders entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at January 8, 2013, the Company had outstanding 51,411,961 fully paid and non-assessable common shares without par value, each common share carrying the right to one vote.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at January 8, 2013 are:

Shareholder Name	Number of Sharers Held	Percentage of Issued Shares
Ernesto Echavarria Sinaloa, Mexico	8,420,833(1)	16.38%

(1)

In addition Mr. Echavarria holds an aggregate of 5,683,333 warrants, each warrant entitling him to purchase one additional common share in the capital of the Company.

The directors and officers of the Company collectively own or control, directly or indirectly, in the aggregate, 7,676,696 common shares of the Company, representing approximately 14.93% of the outstanding common shares as at January 8, 2013.

VOTES NECESSARY TO PASS RESOLUTIONS

The Articles of the Company provide that at least one person present in person or by proxy, being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled and holding or represented by proxy not less than 5 percent of the outstanding common shares of the Company entitled to vote at the Meeting, constitutes a quorum for the Meeting in respect of holders of the common shares. If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66 2/3% of the votes cast will be required (a “special resolution”). If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF ALL RESOLUTIONS.

STATEMENT OF EXECUTIVE COMPENSATION

A.

Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer”) of the Company means each of the following individuals:

(a)

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)

“CFO” means an individual who acted as chief financial officer of the Company; or acted in a similar capacity, for any part of the most recently completed financial year;

(c)

each of the Company’s three most highly compensated executive officers, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 of National Instrument 51-102 which deals with Continuous Disclosure Obligations, for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

B.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to its Named Executive Officers listed in the Summary Compensation Table that follows. During its financial year ended August 31, 2012, the following individuals were Named Executive Officers (as defined in applicable securities legislation) of the Company, namely:

(i)

Frank R. Oakes, President and Chief Executive Officer, April 9, 2010 to present;

(ii)

Scott Davis, Chief Financial Officer, March 28, 2011 to present;

(iii)

Darrell H. Brookstein, Executive VP – Corporate Development & Finance, October 13, 2009 to present, and Corporate Secretary since January 17, 2012; and

(iv)

Herbert S. Chow, Chief Technology Officer, since August 9, 2012. Prior to this date he was VP of Product Development, since June 12, 2010.

The Company is a world leader in sustainable manufacturing of pharmaceutical grade immune carrier proteins (ICP), particularly with regard to the present most important pharmaceutical protein in this class, KLH (Keyhole Limpet Hemocyanin). Stellar’s key product, KLH (Keyhole Limpet Hemocyanin), is a potent immuno-stimulatory protein with an exceptional record of safety that is being used in conjugate therapeutic vaccines and other biomedical products. A world leader in the production of KLH, Stellar plans to further monetize its KLH platform for medical-grade KLH. KLH is exclusively sourced from the rare giant keyhole limpet. Stellar has technology for the maintenance of that sea mollusc, as well as a non-lethal extraction method and advanced engineering processes for the critical molecule it currently sells in growing academic, research and pharmaceutical markets.

The Company has, as of yet, no significant revenues from operations and often operates with limited financial resources to ensure that funds are available to complete scheduled programs. As a result, the Board of Directors has to consider not only the financial situation of the Company at the time of the determination of executive compensation, but also the estimated financial situation of the Company in the mid- and long-term. An important element of executive compensation is that of stock options, which do not require cash disbursement by the Company. Additional information about the Company and its operations is available at its website www.stellarbiotechnologies.com, and in its audited financial statements and Management’s Discussion & Analysis for the year ended August 31, 2012, which were filed with regulators on December 20, 2012 and are available for viewing through the internet on SEDAR, which can be accessed at www.sedar.com.

Compensation Objectives and Principles

The primary goal of the Company’s executive compensation program is to attract and retain the key executives necessary for the Company’s long term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options. The directors are of the view that all elements of the total program should be considered, rather than any single element.

Compensation Process

During the year ended August 31, 2012 the Board of Directors was responsible for determining the compensation for Frank R. Oakes, the Chief Executive Officer, and for his spouse, Dorothy Oakes, who is employed as the Company’s Office Manager. The Board authorized the Chief Executive Officer with the responsibility of setting compensation for officers and employees of the Company, in lieu of a formal compensation committee, up to a maximum salary of $185,000 annually, without further approval by the Board or any committee thereof. The Board of Directors retained authority, through discussion without any formal objectives, criteria or analysis, to determine and approve compensation for any officer or employee of the Company in excess of an annual salary of $185,000 and for any compensation payable to any director.

The Board of Directors is responsible for determining long-term incentive in the form of stock options, to be granted to the Named Executive Officers of the Company and to the directors, and for reviewing the recommendations respecting compensation for any other officers of the Company from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

On December 10, 2012 the Board of Directors created a Compensation Committee which will be responsible on a going-forward basis for review and approval of all director and officer compensation.

Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, level of experience, education and abilities, while remaining competitive in the market place. Base salary for each employee and executive officer's position is primarily determined with regard for the employee's responsibilities, individual performance, overall corporate performance, and through the assessment of the market environment, conditions and competitiveness.

Cash Incentives/Bonuses

Historically bonuses have been paid periodically after review and recommendation of the Board of Directors (where executive officers and directors were concerned) and at the discretion of the Chief Executive Officer based on the performance of the individual and the relation those had to the performance of the Company. In future, review and approval of cash incentives or bonuses will be the responsibility of the newly-created Compensation Committee.

Option Based Awards

Long-term incentive in the form of options to purchase common shares of the Company are intended to align the interests of the Company directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay. During the financial year ended August 31, 2012 the Company’s Share Option Plan was administered by the Board of Directors. As a result of the formation of a Compensation Committee in December 2012 this may fall under the responsibility of the Compensation Committee, which as at the date of this Information Circular has not yet adopted a formal Compensation Charter. In establishing the number of the incentive stock options to be granted to the Named Executive Officers, the Board of Directors considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the individual.

Risks Associated with Compensation Policies and Practices

The Company’s compensation policies and practices are intended to align management incentives with the long-term interests of the Company and its shareholders. In each case, the Company seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements, (iii) spreading compensation across short and long-term programs; and (iv) vesting of stock options over a period of time.

Financial Instruments

The Company does not currently have a policy with respect to whether or not a Named Executive Officer or director is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

C.

Currency

Unless otherwise stated, all amounts disclosed in this Information Circular are expressed in U.S. dollars.

D.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the financial year ended August 31, 2012 the Company’s Named Executive Officers.

Name and principal position	Year	Salary US ($)	Share based awards US ($)(16)	Option based awards US ($)(1)	Non-equity incentive plan compensation ($)		Pension value US ($)	All other compen-sation US ($)	Total compen-sation US ($)
					Annual incentive plans	Long-term incentive plans
Frank R. Oakes(2) President and CEO	2012 2011 2010	334,250(3) 357,252(3) 106,250(3)	Nil 1,275,000 Nil	167,980(4) 206,888(4) 241,510(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	43,734(5) 1,000(5) Nil	545,964 1,840,140 347,760
Scott Davis(6) CFO	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	20,033(7) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	59,944(8) 26,398(8) Nil	79,977 26,398 Nil
Darrell H. Brookstein(9) Executive VP – Corporate Development & Finance	2012 2011 2010	251,250(10) 225,817(10) 39,375(10)	Nil 680,000 Nil	153,100(11) 169,200(11) 139,289(11)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	23,948(12) 1,000(12) 40,500(10)	428,298 1,076,017 219,164
Herbert S. Chow(13) Chief Technology Officer	2012 2011 2010	160,924 N/A N/A	127,525 N/A N/A	55,575(14) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	3,346(15) N/A N/A	347,370 N/A N/A

Notes:

(1)

The estimated fair value of the stock options granted during the years ended August 31, 2012, 2011 and 2010 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

(a)

for 2012, (i) risk free interest rate of 1.63%; (ii) expected life (years) of 7.0; (iii) expected share price volatility of 147%; and (iv) expected dividend yield of 0%.

(b)

for 2011, (i) risk free interest rate of 2.76%; (ii) expected life (years) of 7.0; (iii) expected share price volatility of 110%; and (iv) expected dividend yield of 0%.

(c)

for 2010, (i) risk free interest rate of 2.66-3.24%; (ii) expected life (years) of 7.0; (iii) expected share price volatility of 105%; and (iv) expected dividend yield of 0%.

The Company chose the Black-Scholes model because it is recognized as the most common methodology for valuing option and doing value comparisons.

(2)

Mr. Oakes was appointed President and Chief Executive Officer of the Company on April 9, 2010.

(3)

Mr. Oakes was paid an annual salary pursuant to an employment agreement dated October 21, 2009 with the Company’s US subsidiary, Stellar Biotechnologies, Inc. (“Stellar US”), of $140,000. Effective January 1, 2011 his salary was increased to $250,000 per year. Included in this amount is an annual salary paid to Dorothy Oakes in her position as Office Manager of $84,250 paid in 2012 and $88,502 paid in 2011. Dorothy Oakes is the spouse of Mr. Oakes. Mr. Oakes also received a bonus of $60,000 during the financial year ended August 31, 2011.

(4)

The options granted in 2012 to purchase 390,600 shares at CDN $0.42 per share have been valued using an accounting value of CDN $0.4258 per share and an exchange rate of CDN$1.00 = US$1.01 as of August 31, 2012.  The options granted in 2011 to purchase 425,600 shares at CDN $0.65 per share and 15,000 shares at CDN $1.00 per share have been valued using an accounting value of CDN $0.4410 and CDN $1.0094 per share, respectively, and an exchange rate of CDN$1.00 = US$1.02 as of August 31, 2011. The options granted in 2010 to purchase 1,075,000 shares at CDN $0.28 per share have been valued using an accounting value of CDN $0.2393 per share and an exchange rate of CDN $1.00 = US $0.94 as of August 31, 2010.

(5)

During the financial year ended August 31, 2012 Mr. Oakes received $12,250 in directors’ fees (Refer to section entitled “Corporate Governance Disclosure – Meeting Attendance” for details) and $31,484 in health insurance benefits for both himself and his spouse, Dorothy Oakes. For 2011 Mr. Oakes received $1,000 in directors’ fees.

(6)

Mr. Davis was appointed Chief Financial Officer of the Company on March 28, 2011.

(7)

The options granted in 2012 to purchase 50,000 shares at CDN $0.42 have been valued using an accounting value of CDN $0.3967 per share and an exchange rate of CDN$1.00 = US$1.01 as of August 31, 2012.

(8)

Mr. Davis received compensation pursuant to an agreement dated March 16, 2011 between the Company and Cross Davis & Company, an accounting firm of which Mr. Davis is a partner, in the amount of CDN $4,500 per month.

(9)

Mr. Brookstein was appointed Executive VP, Corporate Development & Finance, on April 9, 2010.

(10)

Mr. Brookstein receives compensation pursuant to an employment agreement dated January 1, 2010 with Stellar US wherein he was paid an annual salary of $135,000.  Effective January 12, 2011 his annual salary was increased to $185,000 per year and on January 1, 2012 his annual salary was further increased to $215,000. Pursuant to a consulting agreement dated July 10, 2009 with Stellar US, he was also paid a fee of $7,000 for each one month of service until September 10, 2009 and $10,000 thereafter, for a period of six months. Mr. Brookstein was paid a bonus of $42,000 and $47,500 during the financial years ended August 31, 2011 and August 31, 2012, respectively.

(11)

The options granted in 2012 to purchase 356,000 shares at CDN $0.42 have been value using an accounting value of CDN $0.4258 per share and an exchange rate of CDN$1.00 – US$1.01 as of August 31, 2012. The options granted in 2011 to purchase 376,000 shares at CDN $0.65 per share have been valued using an accounting value of CDN $0.4410 per share and an exchange rate of CDN$1.00 = US$1.02 as of August 31, 2011. The options granted in 2010 to purchase 620,000 shares at CDN $0.28 per share have been valued using an accounting value of CDN $0.2393 per share and an exchange rate of CDN $1.00 = US $0.94 as of August 30, 2010.

(12)

During the financial year ended August 31, 2012 Mr. Brookstein received $7,500 in directors’ fees (Refer to section entitled “Corporate Governance Disclosure – Meeting Attendance” and $16,448 in health insurance benefits. During the financial year ended August 31, 2011 he received $1,000 in directors’ fees.

(13)

Herbert S. Chow was appointed Chief Technology Officer on August 9, 2012. Prior to this date he was VP of Product Development, since his appointment on June 12, 2010.

(14)

Options to purchase 75,000 shares at CDN $0.42 and 75,000 shares at CDN $0.37 have been valued using an accounting value of CDN $0.4258 and CDN $0.3210 per share, respectively, and an exchange rate of CDN$1.00 – US$1.01 as of August 31, 2012.

(15)

401K pension plan contribution.

(16)

On April 12, 2010 the Company completed a Reverse Take-Over of Stellar Biotechnologies, Inc. ("Stellar USA"), a California company, through the issuance of an aggregate of 10,000,000 common shares, which transaction constituted the Qualifying Transaction of the Company (as that term is defined under the policies of the TSX Venture Exchange). Following completion of the Qualifying Transaction Stellar USA became a wholly-owned subsidiary of the Company. As part of the Qualifying Transaction the Company allotted a further 10,000,000 common shares in the capital of the Company (“Performance Shares”) to certain key personnel of the Company, subject to certain milestones being achieved, namely one third of the total Performance Shares are to be issued on the achievement of each of the milestones. Refer to section entitled “Interest of Informed Persons in Material Transactions – Performance Shares” for details. On January 31, 2011 the Company achieved its first milestone and an aggregate of 3,333,335 common shares were issued to directors, officers and employees of the Company at a deemed value of $1.02 per share. During the financial year ended August 31, 2012 the Company achieved its second and third milestones and a further 1,313,130 common shares were issued at a deemed value of $0.37875 per share. Refer to “Interest of Informed Persons in Material Transactions – Performance Shares” for details.

E.

Incentive Plan Awards

Option-Based Awards and Share-Based Awards

The following table sets out for each Named Executive Officer, the incentive stock options (option-based awards) and share-based awards, outstanding as at the financial year ended August 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)(3)	Option exercise price CDN ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) US ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested US ($)(2)	Market or payout value of vested share-based awards not paid out or distributed US ($)(5)
Frank R. Oakes	1,035,000	$0.28	April 9, 2017	57,494	Nil	Nil	797,458
President and CEO	15,000(4)	$1.00	February 10, 2018	Nil
	425,600	$0.65	August 8, 2018	Nil
	15,000(4)	$0.42	April 13, 2019	Nil
	375,600	$0.42	April 13, 2019	Nil
Scott Davis CFO	50,000	$0.42	April 26, 2019	Nil	Nil	Nil	Nil
Darrell H. Brookstein	620,000	$0.28	April 9, 2017	34,441	Nil	Nil	512,652
Executive VP – Corporate Development & Finance	376,000	$0.65	August 8, 2018	Nil
	356,000	$0.42	April 13, 2019	Nil
Herbert S. Chow	55,000	$0.25	May 17, 2017	4,675	Nil	Nil	Nil
Chief Technology Officer	75,000	$0.65	August 8, 2018	Nil
	75,000	$0.42	April 13, 2019	Nil
	75,000	$0.37	August 9, 2019	Nil

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX Venture Exchange (the “TSX-V”) on August 31, 2012 (CDN$0.335), the last day the common shares traded on the TSX-V for the financial year.

(2)

Based on exchange rate of CDN$1.00 = US$1.01 on August 31, 2012.

(3)

The vesting terms of stock options awards granted to Named Executive Officers are as follows: One-third of the options vest immediately upon the grant date, one-third vest twelve months after the grant date and the remaining one-third vest eighteen months after the grant date.

(4)

These stock options were granted to Dorothy Oakes, the spouse of Mr. Oakes, over which Mr. Oakes exercises control. Mrs. Oakes is an employee of the Company.

(5)

Refer to section entitled “Interest of Informed Persons in Material Transactions – Performance Shares” for details on the allocation of 10,000,000 Performance Shares to director, officers and employees of the Company, subject to certain milestones being achieved. The value of the common shares which have vested but not yet distributed was calculated as at the market price of the common shares on August 31, 2012 (CDN$0.335), the end of the Company’s current fiscal year and an exchange rate of CDN$1.00 = US$1.01.

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2012:

Name	Option-based awards – Value vested during the year US ($)(1)(2)	Share-based awards – Value vested during the year US ($)(3)	Non-equity incentive plan compensation – Value earned during the year US ($)
Frank R. Oakes President and CEO	46,060	797,458	N/A
Scott Davis CFO	Nil	Nil	N/A
Darrell H. Brookstein Executive VP – Corporate Development & Finance	27,445	512,652	N/A
Herbert S. Chow Chief Technology Officer	11,111	127,525	N/A

Note:

(1)

The vesting terms of stock options awards granted to Named Executive Officers are as follows: One-third of the options vest immediately upon the grant date, one-third vest twelve months after the grant date and the remaining one-third vest eighteen months after the grant date.

(2)

Aggregate dollar value of the common shares that would have been realized if the options had been exercised on the vesting date and calculated based on the difference between the market price of the common shares underlying option on the vesting date and the exercise price of the options. Based on exchange rate of CDN$1.00 = US$1.01 on August 31, 2012.

(3)

The common shares to be issued under the Share-based awards relate to the Performance Shares to be issued subject to certain milestone being achieved, the value has been calculated based on the market value of the Company’s common shares as of August 31, 2012. Refer to section entitled “Interest of Informed Persons in Material Transactions – Performance Shares” for details on the allocation of 10,000,000 Performance Shares to directors, officers and employees of the Company, subject to certain milestones being achieved.

F.

Pension Plan Benefits and Deferred Compensation Plans

There are no pension plan benefits or deferred compensation plans in place for the Named Executive Officers.

G.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company of the Company, or a change in the Named Executive Officer’s responsibilities following a change of control. Reference should also be made to “Management Contracts” below.

H.

Compensation of Directors

Compensation of Directors

The following table sets forth information in respect of all compensation paid to, or earned by, the directors of the Company during the financial year ended August 31, 2012, but excludes compensation paid to those individuals who are Named Executive Officers in their capacity as directors of the Company as their compensation is disclosed above.

Name	Fees earned US ($)	Share-based awards US ($)(4)	Option-based awards US ($)(7)(8)	Non-equity incentive plan compensation US ($)	Pension value US ($)	All other compensation US ($)	Total US ($)
Daniel E. Morse	7,083(1)	Nil	51,822(9)	Nil	Nil	59,617(2)	118,522
Malcolm L. Gefter	7,183(3)	Nil	30,104(10)	Nil	Nil	12,000(4)	49,287
Harvey S. Wright	350(5)	Nil	Nil	Nil	Nil	Nil	350
David L. Hill	17,250(6)	Nil	10,751(11)	Nil	Nil	Nil	28,001
Gregory T. Baxter	Nil	Nil	22,709(12)	Nil	Nil	Nil	22,709
Mayank (Mike) Sampat	Nil	Nil	22,709(13)	Nil	Nil	Nil	22,709

Notes:

(1)

Consists of directors’ fees.

(2)

Mr. Morse received $16,667 in compensation pursuant to an employment agreed dated October 21, 2009 with Stellar US and $42,950 pursuant to a consulting agreement dated January 1, 2012 with Stellar US. Refer to the section entitled “Management Contracts” for details.

(3)

Mr. Gefter received $7,183 in directors’ fees.

(4)

Mr. Gefter received compensation pursuant to a Consulting Agreement consisting of an annual retainer of $12,000 per year of service. Refer to section entitled “Management Contracts” for details.

(5)

Consists of directors’ fees.

(6)

Consists of directors’ fees.

(7)

The estimated fair value of the stock options granted during the year ended August 31, 2012 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:  (i) risk free interest rate of 1.63%; (ii) expected life (years) of 7.0; (iii) expected share price volatility of 147%; and (iv) expected dividend yield of 0%. The Company chose the Black-Scholes model because it is recognized as the most common methodology for valuing option and doing value comparisons.

(8)

Based on an exchange rate of CDN$1.00 = US$1.01 as of August 31, 2012.

(9)

Options granted during the financial year ended August 31, 2012 to purchase 120,500 shares at CDN $0.42 per share have been valued using an accounting value of CDN $0.4258.

(10)

Options granted during the financial year ended August 31, 2012 to purchase 70,000 shares at CDN $0.42 per share have been valued using an accounting value of CDN $0.4258.

(11)

Options granted during the financial year ended August 31, 2012 to purchase 25,000 shares at CDN $0.42 per share have been valued using an accounting value of CDN $0.4258.

(12)

Options granted during the financial year ended August 31, 2012 to purchase 70,000 shares at CDN $0.37 per share have been valued using an accounting value of CDN $0.3212.

(13)

Options granted during the financial year ended August 31, 2012 to purchase 70,000 shares at CDN $0.37 per share have been valued using an accounting value of CDN $0.3212.

Option-Based and Share-based Awards to Directors

The following table sets out for each director, other than the directors who are also Named Executive Officers, the incentive stock options (option-based awards) and share-based awards, outstanding as at the financial year ended August 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)(3)	Option exercise price CDN($)	Option expiration date	Value of unexercised in-the-money options(1)(2) US ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested US ($)	Market or payout value of vested share-based awards not paid out or distributed US ($)(4)
Daniel E. Morse	280,000	$0.28	April 9, 2017	15,554	Nil	Nil	455,690
	120,500	$0.65	August 8, 2018	Nil
	120,500	$0.42	April 13, 2019	Nil
Malcolm L. Gefter	70,000	$0.28	July 13, 2017	3,888	Nil	Nil	45,568
	70,000	$0.65	August 8, 2018	Nil
	70,000	$0.42	April 13, 2019	Nil
Harvey S. Wright(5)	16,667	$0.28	April 9, 2017	926	Nil	Nil	Nil
David L. Hill	25,000	$0.65	August 8, 2018	Nil	Nil	Nil	Nil
	25,000	$0.42	April 13, 2019	Nil
Gregory T. Baxter	70,000	$0.37	August 16, 2019	Nil	Nil	Nil	Nil
Mayank (Mike) Sampat	70,000	$0.37	August 16, 2019	Nil	Nil	Nil	Nil

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX Venture Exchange (the “TSX-V”) on August 31, 2012 (CDN$0.335), the last day the common shares traded on the TSX-V for the financial year.

(2)

Based on exchange rate of CDN$1.00 = US$1.01 on August 31, 2012.

(3)

The vesting terms of stock options awards granted to Directors are as follows: One-third of the options vest immediately upon the grant date, one-third vest twelve months after the grant date and the remaining one-third vest eighteen months after the grant date.

(4)

Refer to section entitled “Interest of Informed Persons in Material Transactions – Performance Shares” for details on the allocation of 10,000,000 Performance Shares to director, officers and employees of the Company, subject to certain milestones being achieved. The value of the common shares which have vested but not yet distributed was calculated as at the market price of the common shares on August 31, 2012 (CDN$0.335), the end of the Company’s current fiscal year and an exchange rate of CDN$1.00 = US$1.01.

(5)

Mr. Wright died on February 14, 2012. Pursuant to the terms of the Company’s Share Option Plan, his estate has one year from the date of his death to exercise these options.

Value Vested or Earned During the Year

The following table sets forth, for each director, the value of all incentive plan award vested or earned during the year ended August 31, 2012, other than Named Executive Officers:

Name	Option-based awards – Value vested during the year US ($)(1)(2)	Share-based awards – Value vested during the year US ($)(2)(3)	Non-equity incentive plan compensation – Value earned during the year US ($)
Daniel E. Morse	12,519	455,690	Nil
Malcolm L. Gefter	5,302	45,568	Nil
Harvey S. Wright	Nil	Nil	Nil
David L. Hill	168	Nil	Nil
Gregory T. Baxter	236	Nil	Nil
Mayank (Mike) Sampat	236	Nil	Nil

Notes:

(1)

The vesting terms of stock options awards granted to Named Executive Officers are as follows: One-third of the options vest immediately upon the grant date, one-third vest twelve months after the grant date and the remaining one-third vest eighteen months after the grant date.

(2)

Aggregate dollar value of the common shares that would have been realized if the options had been exercised on the vesting date and calculated based on the difference between the market price of the common shares underlying option on the vesting date and the exercise price of the options. Based on exchange rate of CDN$1.00 = US$1.01 on August 31, 2012. The common shares to be issued under the Share-based awards relate to the Performance Shares to be issued subject to certain milestone being achieved, the value has been calculated based on the market value of the Company’s common shares as of August 31, 2012.

(3)

Refer to section entitled “Interest of Informed Persons in Material Transactions – Performance Shares” for details on the allocation of 10,000,000 Performance Shares to directors, officers and employees of the Company, subject to certain milestones being achieved.

I.

Management Contracts

The management functions of the Company are substantially performed by the directors and officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted.

Darrell H. Brookstein

Pursuant to an employment agreement dated January 8, 2010 between Stellar US and Darrell H. Brookstein, Mr. Brookstein was retained to act as Executive VP - Corporate Development & Finance at an annual salary of $135,000. Benefits also include a two week vacation and optional coverage under the Company’s group health plan. Effective January 12, 2011 his annual salary was increased to $185,000 per year and on January 1, 2012 his annual salary was further increased to $215,000.

Pursuant to a consulting agreement dated July 10, 2009 between Stellar US and Darrell H. Brookstein, Mr. Brookstein was to be paid a fee of $7,000 for each one month period of service until September 10, 2009, increasing to $10,000 per month thereafter. The consulting agreement was for an initial term of six months, and has subsequently been cancelled.

Mr. Brookstein was paid a bonus of $42,000 and $47,500 during the financial years ended August 31, 2011 and August 31, 2012, respectively.

Scott Davis

Pursuant to an agreement dated March 16, 2011 between the Company and Cross Davis & Company, an accounting firm of which Mr. Davis is a partner, the Company retained the services of Scott Davis as Chief Financial Officer. The terms of the agreement provide for a monthly fee of CDN$4,500 per month on an indefinite basis, with no notice of termination required.

Malcolm L. Gefter

On June 15, 2010 Stellar US entered into a service agreement (the “Service Agreement”) with Malcolm L. Gefter wherein Mr. Gefter, a director of the Company, was appointed as a member of the Advisory Board to assist the Company in evaluation of its research and development and business activities. In consideration for his services Mr. Gefter is to be paid an annual fee of $4,000 per year of service, payable quarterly. The Service Agreement is for a term of one year, renewable automatically for one year periods for up to three years, with a right to termination by either party without cause upon thirty day’s written notice. In addition Stellar US entered into a consulting agreement (the “Consulting Agreement”) with Malcolm L. Gefter wherein Mr. Gefter is to receive an annual retainer of  $12,000 per year of service, payable in twelve monthly installments, plus an hourly fee of $300 for services in excess of his role as Advisory Board Member. The Consulting Agreement is for a term of one year, renewable automatically for additional one year periods for up to three years, with a right to termination by either party without cause upon thirty days’ written notice. Mr. Gefter resigned as a director effective January 2, 2013 but remains on the Scientific Advisory Board.

Daniel E. Morse

Pursuant to an employment agreement dated October 21, 2009 between Stellar US and Daniel E. Morse, Mr. Morse was retained to act as Chief Technology Officer of Stellar US, effective January 1, 2010 at an annual salary of $50,000.  Effective April 9, 2010 Mr. Morse became Chief Technology Officer of the parent company. Mr. Morse ended his employment as Chief Technology Officer on December 31, 2011.

On January 1, 2012 Stellar US entered into a consulting agreement (the “Consulting Agreement”) with Daniel E. Morse wherein Mr. Morse, a director of the Company, was appointed as a member of the Advisory Board to assist the Company in evaluation of its research and development and business activities. In consideration for his services Mr. Morse is to be paid an annual retainer of $12,000 per year, payable in 12 monthly installments, plus an hourly fee of $300 for services in excess of his role as Advisory Board Member. The Consulting Agreement is for a term of one year, renewable automatically for additional one year periods for up to three years, with a right to termination by either party without cause upon thirty days’ written notice.

Frank R. Oakes

Pursuant to an employment agreement dated October 21, 2009 between Stellar US and Frank R. Oakes, Mr. Oakes was retained to act as President and Chief Executive Officer of Stellar US, effective January 1, 2010, at an annual salary of $140,000. Effective April 9, 2010, upon completion of the Company’s Qualifying Transaction, Mr. Oakes became President and Chief Executive Officer of the parent company. Effective January 12, 2011 the agreement was amended to increase his annual salary to $250,000. During the year ended August 31, 2011 Mr. Oakes also received a bonus of $60,000.

On August 14, 2002, Stellar US entered into an agreement to pay royalties to Frank R. Oakes in exchange for assignment of patent rights to the Company. The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention. The Company’s current operations utilize this invention. The royalties for the year ending August 31, 2012 were $Nil (August 31, 2011 - $Nil).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

On September 4, 2009 the Board of Directors approved the adoption of a Fixed Share Option Plan (the “Share Option Plan”), subject to completion of its Qualifying Transaction, in which a maximum number of 5,900,000 common shares, or such lesser number as represented 20% of the issued and outstanding common shares of the Company upon closing of the Company’s Qualifying Transaction, would be reserved for issuance. Shareholders of the Company approved the Share Option Plan on October 13, 2009, and the Company’s Qualifying Transaction completed on April 9, 2010. On January 17, 2012 shareholders approved an increase in the number of common shares of the Company which can be reserved for issuance on exercise of the options under the Share Option Plan from 5,900,000 to 8,785,000, which represented 20% of the Company’s then issued and outstanding common shares.

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as at the financial year ended August 31, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,789,200 (options)	CDN $0.33 (options)	2,995,800(1) (options)
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,789,200 (options)		2,995,800(1) (options)

(1)

The stock options are governed by the Company’s Share Option Plan, as more particularly described below.

Share Option Plan

The purpose of the Share Option Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to the Company and any subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

As at the date of this Information Circular, the Company was eligible to grant up to 8,785,000 options under its Share Option Plan. There are presently 6,299,201 options outstanding and 2,485,799 are reserved and available.

Under the Share Option Plan, the option price must not be less than the exercise price permitted by the TSX-V. The current policies of the TSX-V state that the option price must not be less than the closing price of the common shares listed on the TSX-V on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the TSX-V. An option must be exercised within a period of up to ten years from the date of granting. Within this ten year period, the Board may determine the limitation period during which an option may be exercised. Any amendment to the Plan requires the approval of the TSX-V and may require shareholder approval.

The material terms of the Plan are as follows:

1.

the Plan shall be administered by the Board of Directors or a committee of the Board of Directors duly appointed for this purpose;

2.

the Board of Directors may determine the time during which any options may vest and the method of vesting or that no vesting restriction shall exist;

3.

the options shall be for such periods as the Board of Directors may determine up to a maximum of ten years, subject to any limits imposed by any stock exchange on which the common shares are listed;

4.

no more than 5% of the issued common shares may be granted to any one individual in any 12 month period;

5.

no more that 2% of the issued common shares may be granted to a consultant in any 12 month period;

6.

no more than an aggregate of 2% of the issued common shares of the Company will be granted to persons conducting investor relations activities in a 12 month period;

7.

disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company’s issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company’s issued common shares;

8.

the exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX-V to a minimum of $0.10 per share;

9.

where the exercise price of the stock option is based on a discounted market price, a four month hold period will apply to all shares issued under each option, commencing from the date of grant;

10.

unless otherwise determined by the Board of Directors, an option will terminate 30 days after an optionee ceases to be a director, officer, employee, or consultant of the Company; or ceases to be employed to provide Investor Relations Activities to the Company;

11.

in the event of the death of an optionee, the option will only be exercisable within 12 months of such death but in any event no longer than the term of such option;

12.

the options shall be non-transferable and non-assignable;

13.

options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares; and

14.

for stock options granted to employees, consultants or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee, consultant or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary.

CORPORATE GOVERNANCE DISCLOSURE

General

Corporate governance relates to the activities of the board of directors of the Company (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices. As a “venture issuer” the Company is required to make such disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

Board of Directors

The Board is currently composed of six directors, namely: Frank R. Oakes, Darrell H. Brookstein, Daniel E. Morse, David L. Hill, Gregory T. Baxter and Mayank (Mike) Sampat. NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Of the current directors, Frank R. Oakes, Darrell H. Brookstein and Daniel E. Morse are “inside” or management directors and accordingly are considered not “independent”. Although not currently an officer, Daniel E. Morse was Secretary of the Company during the period April 9, 2010 to January 17, 2012 and Chief Technology Officer from April 9, 2010 to December 31, 2011. Frank R. Oakes and Darrell Brookstein are currently officers of the Company. Harvey Wright, a director from April 9, 2010 until his untimely death on February 14, 2012 was deemed to be “independent”. Malcolm L. Gefter, a director from July 12, 2010 until his resignation on January 2, 2013, was deemed to be not “independent” due to his consulting agreement with the Company. David L. Hill, Gregory T. Baxter and Mayank (Mike) Sampat are considered “independent” directors of the Company for the purposes of NP 58-201.

During the financial year ended August 31, 2012 the Board as a whole was specifically responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management.  Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. In keeping with its overall responsibility for the stewardship of the Company, the Board is also responsible for the integrity of the Company’s internal control and management information systems and for the Company’s policies respecting corporate disclosure and communications.

The Board delegates to management, through the Chief Executive Officer and President, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

The Board does not currently have an independent Chair and, at this stage of the Company’s development, the Board does not feel it is necessary to have one to ensure that the Board can function independently of management, as sufficient guidance is found in the applicable corporate and securities legislation and regulatory policies.  The non-management directors exercise their responsibilities for independent oversight of management, and are provided with leadership through their position on the Board and ability to meet independently of management whenever deemed necessary. In addition, each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

Directorships

As of the date of this Circular, none of the directors of the Company are also directors and/or officers of other reporting issuers (or equivalent) in a Canadian jurisdiction or a foreign jurisdiction.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s business and on director responsibilities. Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s operations.

Ethical Business Conduct

The Board has not adopted a formal written code of ethics. The Board expects that fiduciary duties placed on individual directors by the British Columbia Business Corporations Act and the common law, as well as provisions under corporate legislation for required disclosures by directors and senior officers to the Company of transactions with the Company in which they may have an interest and of any other conflicts of duties and interests, are sufficient to ensure that these persons conduct themselves in the best interests of the Company.

The Company adopted an Insider Trading Policy on January 18, 2012, a copy of which is available for viewing through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual general meeting of shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, and a willingness to serve.

Compensation

During the financial year ended August 31, 2012 the Company did not have a Compensation Committee.

The Board of Directors was responsible for determining the compensation for Frank R. Oakes, the Chief Executive Officer, and for his spouse, Dorothy Oakes, who is employed as the Company’s Office Manager. The Board authorized the Chief Executive Officer with the responsibility of setting compensation for officers and employees of the Company, in lieu of a formal compensation committee, up to a maximum salary of $185,000 annually, without further approval by the Board or any committee thereof. The Board of Directors retained authority to approve compensation for any officer or employee of the Company in excess of an annual salary of $185,000 and for compensation payable to any director.

On December 10, 2012 the Board of Directors appointed a Compensation Committee, consisting of David Hill, Gregory T. Baxter, Daniel Morse and Mayank (Mike) Sampat, of which David Hill is the Chair. The Company is currently in the process of adopting a Compensation Charter.

Meeting Attendance

As Board members may reside in many different geographic locations, a director is considered in attendance regardless of whether they attend by conference all or in person. Non-independent directors may be asked to attend committee meetings in order to benefit from presentations or discussions. Members of the Audit Committee are required to meet at year-end Audit Committee meetings with the independent auditor of the Company, without the presence of management. The table below details the attendance of Bard members at director and committee meetings during the financial year ended August 31, 2012.

Name of Director	Board (4 Meetings)
Frank R. Oakes	4 of 4
Darrell Brookstein	4 of 4
Daniel Morse	4 of 4
Malcolm Gefter	4 of 4
David Hill	4 of 4
Harvey Wright(1)	1 of 4
Gregory T. Baxter(2)	0 of 4
Mayank (Mike) Sampat(2)	0 of 4

Notes:

1.

Harvey Wright died on February 14, 2012.

2.

Gregory T. Baxter and Mayank (Mike) Sampat were each appointed on August 15, 2012. They have attended all of the Board meetings held since their election, subsequent to the year ended August 31, 2012.

On January 18, 2012 the Board of Directors established a policy by which the director and/or officers of the Company may receive compensation in addition to any salaries or consulting fees, namely:

•

Each director of the Company is paid an annual fee of US $6,000 for acting as a director of the Company;

•

Each director of the Company is paid a fee for attending a meeting of the Board of Directors, such fee to be set at US $1,000 for each meeting attended in person and US $350 if attending such meeting via telephone;

•

The Chairman of the Board of Directors is paid an annual fee of US $4,000;

•

The Chairman of the Audit Committee is paid an annual fee of US $5,000;

•

The Chairman of any committee of the Company, other than the Audit Committee, is paid an annual fee of US $2,500;

•

Each member of any committee of the Company, including the Audit Committee, is paid an annual fee of US $1,000; and

•

Each member of any committee of the Company, including the Audit Committee, is paid a fee for attending each meeting, such fee to be set at $350 for each meeting, whether attending in person or by telephone.

Other Board Committees

The Company has three committees:

1.

the Audit Committee, consisting of Mayank (Mike) Sampat (chair), David L. Hill, and Frank R. Oakes. Mayank (Mike) Sampat and David L. Hill are deemed to be independent while Frank R. Oakes, an officer of the Company, is not.

2.

a Compensation Committee, consisting of David Hill (chair), Gregory T. Baxter, Daniel Morse and Mayank (Mike) Sampat. David Hill, Gregory T. Baxter and Mayank (Mike) Sampat are deemed to be independent. Daniel Morse is not deemed to be independent by virtue of having been an officer of the Company up to January 17, 2012; and

3.

a Scientific Advisory Board to assist in evaluation of its research and development and business activities, consisting of Andrew Saxon (Chair), Malcolm L. Gefter, Daniel C. Adelman and Daniel E. Morse.

Scientific Advisory Board

Andrew Saxon, M.D. - Chairman, Scientific Advisory Board

Dr. Saxon received his medical degree from Harvard Medical School. He is board certified in Internal Medicine, Allergy and Clinical Immunology and Diagnostic/Laboratory Immunology. He has published over 180 peer reviewed research publications primarily dealing the control and assessment of the human immune response. Dr. Saxon and colleagues at UCLA were the first to recognize AIDS in 1980, brought this new disease to the attention of the CDC in 1981, and published the first research publication describing this disease in the New England Journal of Medicine that same year. Dr. Saxon and his collaborators have made seminal discoveries on the mechanisms that control human antibody responses and particularly allergic antibodies (IgE) as well as pioneered research into the role of environmental factors in the modulation of the human immune response. As part of his work, Dr. Saxon has had extensive experience with the KLH in its various molecular forms. Dr. Saxon is also the Editor-in-Chief of Clinical Immunology, the official journal of the Clinical Immunology Society.

Malcolm Gefter, Ph. D.

Dr. Gefter is Professor of Biochemistry Emeritus at MIT. With 275 peer reviewed articles and professorships at both Columbia and MIT, his academic credentials are well established. More recently, he focused his expertise in business and pharmaceutical development, leading Praecis Pharmaceuticals as its CEO from 1989 - 2007. Dr. Gefter received his B.S. in Chemistry from University of Maryland and Ph. D. from Albert Einstein College of Medicine in Molecular Biology. He did postdoctoral work at MRC Laboratory of Molecular Biology in Genetics and Molecular Biology with Brenner and Crick and at the Pasteur Institute under Jacob.

Daniel C. Adelman, M.D. - Member, Scientific Advisory Board

Dr. Adelman serves as Adjunct Professor of Medicine at UC-San Francisco. He has also been working in the biotechnology industry. He is currently Senior VP, Development and Chief Medical Officer at Alvine Pharmaceuticals. Prior to that, Dr. Adelman was Senior VP, Development and Chief Medical Officer at Sunesis Pharmaceuticals. He served in various roles at Pharmacyclics, including VP, Clinical Operations and Biometrics and was a Clinical Scientist at Genentech. Dr. Adelman has been involved in all stages of pharmaceutical drug development and shared responsibility for the early development of Xolair and Avastin. Dr. Adelman holds a BA in Biology from the University of California and an M.D. degree from the UC-Davis. After completing his residency in Internal Medicine at Cedars-Sinai Medical Center in Los Angeles, he did post-doctoral fellowship training in Clinical Immunology and Allergy at UCLA.

Daniel E. Morse, Ph.D., Director

Dr. Morse is Professor of Molecular Genetics and Biochemistry at UCSB; he received his B.A. degree in Biochemistry from Harvard, and Ph. D. in Molecular Biology from Albert Einstein College of Medicine. He was awarded a Career Development Award from the National Institutes of Health and a Faculty Research Award from the American Cancer Society; honored as a Distinguished Faculty Scholar by the Woods Hole Oceanographic Institution, and as a Visiting Lecturer in Japan and the University of Paris; elected a Regents Fellow of the Smithsonian Institution; and elected a Fellow of the American Association for the Advancement of Science. Scientific American named him one of 50 leading technology pioneers of 2006 for his research on biologically inspired routes to nanostructured semiconductor thin films. He was honored as the 7th Kelly Lecturer in Materials and Chemistry by Cambridge and as the 3M Lecturer in Chemistry and Materials by the University of Vancouver. Dr. Morse is Director of the U.S. Army-sponsored UCSB-MIT-Caltech Institute for Collaborative Biotechnologies.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 (NI 52-110) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee (the “Audit Committee”) and its relationship with its independent auditors, as set forth in the following:

Composition of the Audit Committee

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

During the financial year ended August 31, 2012 the Audit Committee consisted of David L. Hill, Harvey S. Wright and Frank R. Oakes, of which David L. Hill was the Chair.  Daniel E. Morse was appointed to the Audit Committee on February 14, 2012 to replace Harvey S. Wright who passed away on February 14, 2012. All of the members are directors. David L. Hill and Harvey S. Wright are deemed to be “independent” as that term is defined under NI52-110.  Daniel E. Morse was not deemed to be “independent” by virtue of having been an officer of the Company prior to January17, 2012. Frank R. Oakes is also not deemed to be independent in that he is currently an officer of the Company.

Subsequent to the year ended August 31, 2012, on December 10, 2012 the Company appointed Mayank (Mike) Sampat to the Audit Committee to replace Daniel E. Morse.  Mr. Sampat is an independent director. The current members of the Audit Committee are Mayank (Mike) Sampat, David L. Hill, and Frank R. Oakes, of which Mayank (Mike) Sampat is Chair.

All members of the Audit Committee are “financially literate” as that term is defined in NI 52-110.

The Audit Committee's Charter

The Company adopted a charter (the "Charter") of the Audit Committee on October 13, 2009, a copy of which is attached as Schedule “A” to this Information Circular.

Relevant Education and Experience

Mayank (Mike) Sampat

Mr. Sampat is an experienced senior executive and CFO, having worked with multiple companies ranging from startups to Fortune 100 entities including Bank of America, Gamma Medica-Ideas and GE Capital and across diverse industries from medical diagnostics to lending, from commercial aircraft leasing to medical device manufacturing. After obtaining a BS in accounting from Bombay University in 1977, Mr. Sampat received his MBA in Finance at Mercer University in 1989.

David L. Hill, Ph.D.

Dr. Hill, is a Board Certified High Complexity Laboratory Director, Board Certified Embryology Laboratory Director and member of the American Association of Bioanalysts. He is Scientific Director of the ART Reproductive Center and is currently Assistant Clinical Professor at the David Geffen School of Medicine at UCLA. After receiving his BS in Marine Biology at California Polytechnic State University - San Luis Obispo, CA, Dr. Hill received his MS in Biological Sciences there in 1976, then went on to a Ph.D. in Biological Sciences/Pathobiology at the University of Connecticut in 1983, and post-doc Fellowship at The Dana Farber Cancer Institute (Appointment through the Department of Physiology and Biophysics, Harvard Medical School). He is listed on more than 100 peer-reviewed published papers.

Frank R. Oakes

Mr. Oakes has more than 30 years of management experience in aquaculture including a decade as CEO of The Abalone Farm, Inc., during which he led that company through the R&D, capitalization and commercialization phases of development to become the first profitable and largest abalone producer in the U.S.. He is the inventor of the Company’s patented method for non-lethal extraction of hemolymph from the keyhole limpet. He was the Principal Investigator on the company’s Phase I and II SBIR grants from the NIH’s Center for Research Resources, a California Technology Investment Partnership (CalTIP) grant from the Department of Commerce. Mr. Oakes has consulted and lectured for the aquaculture industry around the world. He received his Bachelor of Science degree from California State Polytechnic University, San Luis Obispo in 1973 and graduated from the Los Angeles Regional Technology Alliance (LARTA) University’s management-training program in 2002.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

Exemption

As a “venture issuer” as defined in NI 52-110, the audit committee of the Company relies on the exemption set forth in section 6.1 of NI 52-110 with respect to Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by D&H Group LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred for audit and non-audit services in the last two financial years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended
	August 31, 2011 CDN $	August 31, 2012 CDN $
Audit Fees(1)	$59,425	$75,531
Audit-Related Fees(2)	Nil	$21,960
Tax Fees(3)	Nil	$4,694
All Other Fees(4)	Nil	$16,994
Total	$59,425	$119,179

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fes also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that a traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation. The fees for 2012 included review of the November 30, 2011 condensed interim consolidated financial statements.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities. Fees for 2012 included preparation of the 2011 and 2010 corporation income tax returns.

(4)

“All Other Fees” include all other non-audit services. Fees for 2012 included consents provided in connection with the filing of the 20F Registration Statement with the Securities and Exchange Commission.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended August 31, 2012, or has any interest in any material transaction in the current year other than as set out herein.

Private Placement No. 1

Subsequent to the year ended August 31, 2012 the Company closed a non-brokered private placement on October 25, 2012, by the issuance of an aggregate of 4,000,000 units at a purchase price of CDN $0.25 per Unit to raise gross proceeds of CDN $1,000,000. Unit consisted of one common share in the capital of the Company and one transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share in the capital of the Company on or before October 25, 2015, at a purchase price of CDN $0.40 per share. Ernesto Echavarria of Sinaloa, Mexico subscribed for 3,000,000 units. Mr. Echavarria is deemed to be an insider by virtue of holding in excess of 10% of the issued and outstanding shares of the Company.

Private Placement No. 2

Subsequent to the year ended August 31, 2012 the Company closed a non-brokered private placement on January 2, 2013, by the issuance of an aggregate of 1,998,400 units at a purchase price of CDN $0.25 per Unit to raise gross proceeds of CDN $499,600. Each unit consisted of one common share in the capital of the Company and one transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share in the capital of the Company on or before January 4, 2016, at a purchase price of CDN $0.40 per share. Frank R. Oakes, a director and officer of the Company, subscribed for 40,000 units in the private placement. Herbert S. Chow, an officer of the Company, subscribed for 38,400 units.

Performance Shares

On July 27, 2009, as amended August 17, 2009 the Board of Directors of CAG Capital Inc. (now called Stellar Biotechnologies, Inc.) announced it had entered into a letter of intent to acquire all of the issued and outstanding common shares of Stellar Biotechnologies, Inc. (“Stellar USA”), a California company, through the issuance of an aggregate of 10,000,000 common shares, which transaction constituted the Qualifying Transaction of the Company (as that term is defined under the policies of the TSX Venture Exchange). The Qualifying Transaction completed on April 12, 2010. Following completion of the Qualifying Transaction Stellar USA became a wholly-owned subsidiary of the Company.

As part of the Qualifying Transaction the Company allocated a further 10,000,000 common shares in the capital of the Company (the “Performance Shares”) to certain key personnel of Stellar, subject to certain milestones being achieved, namely one third of the total Performance Shares are to be issued on the achievement of each of the milestones, as follows:

1.

completion of method development for commercial-scale manufacture of IMG KLH with applicable good GMP as a pharmaceutical intermediate, evidenced by completion of three GMP lots meeting all quality and product release specifications required for stability studies and process validation;

2.

compilation and regulatory submittal of all required CMC data compiled in CTD format and evidenced by filing as a DMF with the USFDA; and

3.

completion of preclinical toxicity and immunogenicity testing of IMG KLH and Subunit KLH in rodent and non-rodent species as evidenced by acceptance by study protocols and completion reports available to support customer USFDA and EMEA filings.

Of the 10,000,000 Performance Shares, the following directors and officers were allocated an aggregate of 9,211,617 Performance Shares:

Participant	Position in Corporation	Total Performance Shares	Issued January 31, 2011 First Milestone Achieved	Issued August 27, 2012 Second and Third Milestones Achieved
Frank R. Oakes	President, CEO and Director	3,606,902	1,250,000	0
Darrell H. Brookstein	Director, Secretary and Executive VP – Business Development and Finance	2,181,819	666,667	0
Daniel E. Morse, Ph.D.	Director and Member of Advisory Board	2,013,468	666,667	0
Malcolm L. Gefter, Ph.D.	Director and Member of Advisory Board	201,347	66,667	0
John Sundsmo, Ph.D.	VP Research and IP Management	503,367	166,667	336,700
Mary Catherine Brisson, Ph.D.	Chief Pharmaceutical Officer	201,347	66,667	134,680
Herbert S. Chow, Ph.D.	Chief Technology Officer	503,367	166,667	336,700

On January 31, 2011 the Company achieved its first milestone and an aggregate of 3,333,335 Performance Shares were issued to directors, officers and employees of the Company at a deemed value of $1.02 per share. On August 27, 2012 the Company achieved its second and third milestones and an aggregate of 1,313,130 Performance Shares were issued to officers and employees of the Company at a deemed value of $0.37875 per share. The Board of Directors decided to defer issuance of the remaining Performance Shares issuable to certain Directors under the Plan to a later date to be decided by the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as disclosed in this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Company was indebted to the Company as at the date hereof or at any time during the most recently completed financial year of the Company. None of the proposed nominees for election as a director of the Company, or any associate or affiliate of any director, executive officer or proposed nominee, was indebted to the Company as at the date hereof or at any time during the most recently completed financial year.

The Company has not provided any guarantees, support agreements, letters of credit or other similar arrangement or understanding for any indebtedness of any of the Company’s directors, executive officers, proposed nominees for election as a director, or associates or affiliates of any of the foregoing individuals as at the date hereof or at any time during the most recently completed financial year of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

PRESENTATION OF FINANCIAL STATEMENTS

At the Meeting, the Chairman of the Meeting will present to shareholders the audited financial statements, together with Management’s Discussion and Analysis, for the year ended August 31, 2012 and the auditors’ report thereon.

2.

ELECTION OF DIRECTORS

(a)

Setting Number of Directors

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at six. The number of directors will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at six.

Management recommends the approval of the resolution to set the number of directors of the Company at SIX. IN ORDER TO BE PASSED, A MAJORITY OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE RESOLUTION. IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE ANY SHARES REPRESENTED BY PROXIES HELD BY THEM IN FAVOUR OF THE RESOLUTION SETTING THE NUMBER OF DIRECTORS AT SIX.

(b)

Election of Directors

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act or the Articles of the Company, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or, if no director is then elected, until a successor is elected.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the common shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a Director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date hereof.

Name, Province or State and Country of Residence, and Current Position with the Company	Occupation, Business or Employment(1)	Director of Company Since	Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (1)(2)
Gregory T. Baxter(10) Palo Alto, California USA Director	Senior Scientist with CCS Associates, Inc., December 2001 to present.	August 15, 2012	Nil(3)
Darrell H. Brookstein Oxnard, California USA Director, Executive VP – Corporate Development & Finance, Secretary

Managing Director, The Nanotech Company, LLC since 2002, Director and Executive VP – Corporate Development & Finance of Stellar from October 13, 2009 to present.; Secretary of Stellar since January 17, 2012.

		April 10, 2008	1,872,338(4)
David L. Hill(9)(10) Hermosa Beach, California USA Director	Scientific Director, ART Reproductive Centre, January 2000 to present;	May 17, 2011	20,000(5)
Daniel E. Morse(10)(11) Santa Barbara, California USA Director	Professor of Molecular Genetics and Biochemistry at the University of California, Santa Barbara since 1973.	April 9, 2010	965,094(6)
Frank R. Oakes(9) Port Hueneme, California USA President, CEO and Director	President, CEO and a director of Stellar Biotechnologies, Inc., the Company’s US subsidiary since 1999; President and CEO of Stellar Biotechnologies, Inc. (parent) since April 9 2010.	April 9, 2010	4,032,817(7)
Mayank (Mike) Sampat(9)(10) Westlake Village, California USA Director

Self-employed consultant, September 2010 to present; Chief Financial Officer, Gamma Medica-Ideas, Inc., September 2007 to June 2010; Corporate controller, BCI Aircraft Leasing, Inc., September 2006 to September 2007.

		August 15, 2012	Nil(8)

Notes:

(1)

The information as to principal occupation, business or employment and common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

(2)

The number of common shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by insider reports filed on SEDI and by the nominees themselves.

(3)

Mr. Baxter holds 70,000 stock options exercisable at CDN $0.37 per share for a seven year term expiring August 16, 2019.

(4)

Of these shares, 1,352,000 are held indirectly through the Brookstein Family Trust, of which Darrell H. Brookstein is co-trustee and 520,338 are held directly. An aggregate of 122,221of the total shares are held in escrow pursuant to two escrow agreements and subject to the release provisions contained therein. In addition, Mr. Brookstein holds 1,352,000 stock options consisting of: (i) 620,000 options exercisable at CDN $0.28 per share for a seven year term expiring April 9, 2017; (ii) 376,000 options exercisable at CDN $0.65 per share for a seven year term expiring August 8, 2018; and (iii) 356,000 options exercisable at CDN $0.42 for a seven year term expiring April 13, 2019. Mr. Brookstein also has been allocated 1,515,152 Performance Shares pursuant to the Company’s Qualifying Transaction, which shares have not yet been issued. Refer to “Interest of Informed Persons in Material Transactions – Performance Shares” above.

(5)

Mr. Hill also holds 50,000 stock options consisting of (i) 25,000 options exercisable at CDN $0.65 per share for a seven year term expiring August 8, 2018; and (ii) 25,000 options exercisable at CDN $0.42 for a seven year term expiring April 13, 2019.

(6)

Of these shares, 88,264 are held in escrow pursuant to an escrow agreement and subject to the release provisions contained therein. Mr. Morse also holds 521,000 stock options consisting of: (i) 280,000 options exercisable at CDN $0.28 per share for a seven year term expiring April 9, 2017; (ii) 120,500 options exercisable at CDN $0.65 per share for a seven year term expiring August 8, 2018; and (iii) 120,500 options exercisable at CDN $0.42 per share for a seven year term expiring April 13, 2019.

(7)

Of these shares, 585,171 are held indirectly by Mr. Oakes’ spouse, over which he exercises control. 413,397 shares are held in escrow pursuant to an escrow agreement and subject to the release provisions contained therein. In addition Mr. Oakes also holds an aggregate of 1,866,200 stock options, of which 1,836,200 are held directly and 30,000 are held by his spouse, Dorothy Oakes. Of these options, (i) 1,035,000 options are exercisable at CDN $0.28 per share for a seven year term expiring April 9, 2017; (ii) 15,000 options are exercisable at CDN $1.00 per share for a seven year term expiring February 10, 2018; (iii) 425,600 options are exercisable at CDN $0.65 per share for a seven year term expiring August 8, 2018; and (iv) 390,600 options are exercisable at CDN $0.42 for a seven year term expiring April 13, 2019. Mr. Oakes has also been allocated 2,356,902 Performance Shares pursuant to the Company’s Qualifying Transaction, which shares have not been issued. Refer to “Interest of Informed Persons in Material Transactions – Performance Shares” above.

(8)

Mr. Sampat holds 70,000 stock options exercisable at CDN $0.37 per share for a seven year term expiring August 16, 2019.

(9)

Member of the Audit Committee, of which Mayank (Mike) Sampat is the Chair.

(10)

Member of the Compensation Committee, of which David Hill is the Chair.

(11)

Member of the Scientific Advisory Board, of which Andrew Saxon is the Chair.

Director Biographies

Gregory T. Baxter

Dr. Baxter received his Ph.D. in Biochemistry/Molecular Biology from University of California, Santa Barbara, in 1983. He is a member of the American Association for Cancer Research, The American Society for Cell Biology and The Society for Biomolecular Screening. An Adjunct Associate Professor, School of Chemical Engineering at Cornell University, Dr. Baxter is a Senior Fellow of the Innovation Accelerator of the National Science Foundation (NSF) and was a Program Director of the NSF's Division of Industrial Innovation and Partnerships, as well as serving on both NSF and NIH review panels. Having held multiple senior scientist roles, he was also the founder and CSO of Hurel Corporation.

Darrell H. Brookstein

Mr. Brookstein was Managing Director of The Nanotech Company, LLC and a director of CAG Capital, predecessor to Stellar Biotechnologies, Inc. He has founded, built to profitability and been CEO of investment firms involved in securities, commodities, mining and natural resource venture capital, as well as advanced technologies. Mr. Brookstein has published several books and newsletters related to business development and investing in these fields, including The Prospector and Nanotech Fortunes. He received his BA from Duke University.

David L. Hill, Ph.D.

Dr. Hill, is a Board Certified High Complexity Laboratory Director, Board Certified Embryology Laboratory Director and member of the American Association of Bioanalysts. He is Scientific Director of the ART Reproductive Center and is currently Assistant Clinical Professor at the David Geffen School of Medicine at UCLA. After receiving his BS in Marine Biology at California Polytechnic State University - San Luis Obispo, CA, Dr. Hill received his MS in Biological Sciences there in 1976, then went on to a Ph.D. in Biological Sciences/Pathobiology at the University of Connecticut in 1983, and post-doc Fellowship at The Dana Farber Cancer Institute (Appointment through the Department of Physiology and Biophysics, Harvard Medical School). He is listed on more than 100 peer-reviewed published papers.

Daniel E. Morse, Ph.D.

Dr. Morse is Professor of Molecular Genetics and Biochemistry at UCSB; he received his B.A. degree in Biochemistry from Harvard, and Ph. D. in Molecular Biology from Albert Einstein College of Medicine. He was awarded a Career Development Award from the National Institutes of Health and a Faculty Research Award from the American Cancer Society; honored as a Distinguished Faculty Scholar by the Woods Hole Oceanographic Institution, and as a Visiting Lecturer in Japan and the University of Paris; elected a Regents Fellow of the Smithsonian Institution; and elected a Fellow of the American Association for the Advancement of Science. Scientific American named him one of 50 leading technology pioneers of 2006 for his research on biologically inspired routes to nanostructured semiconductor thin films. He was honored as the 7th Kelly Lecturer in Materials and Chemistry by Cambridge and as the 3M Lecturer in Chemistry and Materials by the University of Vancouver. Dr. Morse is Director of the U.S. Army-sponsored UCSB-MIT-Caltech Institute for Collaborative Biotechnologies.

Frank Oakes

Mr. Oakes has more than 30 years of management experience in aquaculture including a decade as CEO of The Abalone Farm, Inc., during which he led that company through the R&D, capitalization and commercialization phases of development to become the first profitable and largest abalone producer in the U.S.. He is the inventor of the Company’s patented method for non-lethal extraction of hemolymph from the keyhole limpet. He was the Principal Investigator on the company’s Phase I and II SBIR grants from the NIH’s Center for Research Resources, a California Technology Investment Partnership (CalTIP) grant from the Department of Commerce. Mr. Oakes has consulted and lectured for the aquaculture industry around the world. He received his Bachelor of Science degree from California State Polytechnic University, San Luis Obispo in 1973 and graduated from the Los Angeles Regional Technology Alliance (LARTA) University’s management-training program in 2002.

Mayank (Mike) Sampat

Mr. Sampat is an experienced senior executive and CFO, having worked with multiple companies ranging from startups to Fortune 100 entities including Bank of America, Gamma Medica-Ideas and GE Capital and across diverse industries from medical diagnostics to lending, from commercial aircraft leasing to medical device manufacturing. After obtaining a BS in accounting from Bombay University in 1977, Mr. Sampat received his MBA in Finance at Mercer University in 1989.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders and Bankruptcies

No proposed director (including any personal holding company of a proposed director):

(a)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that

(i)

was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director chief executive officer or chief financial officer;

(b)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to:

(i)

since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director;

(ii)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

MANAGEMENT RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE ABOVE LISTED NOMINEES.

IN ORDER TO BE PASSED, A MAJORITY OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE RESOLUTION.  MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

3.

APPOINTMENT OF AUDITORS

D&H Group LLP, Chartered Accountants, of 10th Floor, 1333 West Broadway, Vancouver, British Columbia, V6H 4C1, have been auditors of the Company since August 29, 2007. Prior to this date the Company was a private company and did not have an auditor. Management proposes that D&H Group LLP, Chartered Accountants, be re-appointed auditors of the Company for the ensuing year, until the close of the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.

MANAGEMENT RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAV0UR OF THE RE-APPOINTMENT OF D&H GROUP LLP, CHARTERED ACCOUNTANTS,  AS AUDITOR. IN ORDER TO BE PASSED, A MAJORITY OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE RESOLUTION. IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE ANY SHARES REPRESENTED BY PROXIES HELD BY THEM IN FAVOUR OF THE RESOLUTION APPOINTING D&H GROUP LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

4.

APPROVAL OF INSIDERS’ OPTIONS

As at the date of this Information Circular, the Company was eligible to grant up to 8,785,000 options under its Share Option Plan. There are presently 6,299,201 options outstanding and 2,485,799 are reserved and available. Of the current issued and outstanding stock options, an aggregate of 4,968,367 are reserved for issuance under stock options granted to insiders, exceeding the 10% limit prescribed by the TSX-V policy and the Share Option Plan which may be reserved for issuance to Insiders at the time of grant by an aggregate of 735,557 options. The Board approved the grant of these options to insiders subject to “disinterest shareholder approval”. The options will not be exercised until such time as the Company has received approval by a majority of the votes cast at a meeting of “disinterested shareholders”. If the resolution is not passed, the option grants to the insiders will be cancelled.

Pursuant to the policies of the TSX-V and the terms of the Company’s Share Option Plan, “disinterested shareholder” approval must be received whenever (i) the aggregate number of shares reserved for issuance under stock options granted to Insiders exceeds 10% of the Company’s issued and outstanding common shares; (ii) the grant to Insiders, within a 12-month period, of a number of options exceeds 10% of the issued shares; and (iii) the number of shares reserved for issuance under stock options granted to any one individual in any 12-month period exceeds 5% of the Company’s issued shares.

Disinterested Shareholder Approval

Disinterested Shareholders will be asked at the Meeting to approve, with or without variation, the following resolution:

“RESOLVED as an ordinary resolution of the disinterested shareholders, that:

1.

the grant of the following incentive stock options of the Company, be and the same are hereby approved:

Insider	Position Held	No. of Options	Exercise Price (CDN $)	Expiry Date
During financial year ended August 31, 2012:
Frank Oakes	Director/CEO	161,068	$0.42	April 13, 2019
Darrell Brookstein	Director/Officer	152,663	$0.42	April 13, 2019
Dan Morse	Director	51,674	$0.42	April 13, 2019
Malcolm Gefter	Director	30,018	$0.42	April 13, 2019
David Hill	Director	10,721	$0.42	April 13, 2019
Herbert S. Chow	Officer	32,162	$0.42	April 13, 2019
John Sundsmo	VP Research and IP Management	30,018	$0.42	April 13, 2019
Dorothy Oakes	Spouse of Frank Oakes, Director and CEO	6,432	$0.42	April 13, 2019
Scott Davis	CFO	21,441	$0.42	April 26, 2019
Herbert S. Chow	Chief Technology Officer	32,162	$0.37	August 9, 2019
Catherine Brisson	Chief Pharmaceutical Officer	32,162	$0.37	August 9, 2019
Mike Sampat	Director	30,018	$0.37	August 16, 2019
Gregory T. Baxter	Director	30,018	$0.37	August 16, 2019
Subsequent to financial year ended August 31, 2012:
Herbert S. Chow	Chief Technology Officer	57,500	$0.25	December 19, 2019
Catherine Brisson	Chief Pharmaceutical Officer	57,500	$0.25	December 19, 2019

2.

any one officer or director of the Company is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director, to give effect to the preceding resolution.”

“Disinterested Shareholder approval” means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by Insiders of the Company and associates of those insiders. Insiders, as defined in the Securities Act (British Columbia), includes directors, officers and shareholders of 10% or more of the issued and outstanding common shares as Insiders. As at the date of this Information Circular and based on the information available to the Company, holders of approximately 7,676,696 common shares will not be entitled to vote on the resolution to approve the stock options.

MANAGEMENT RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAV0UR OF THE STOCK OPTIONS TO INSIDERS. IN ORDER TO BE PASSED, A MAJORITY OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE RESOLUTION. IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE ANY SHARES REPRESENTED BY PROXIES HELD BY THEM IN FAVOUR OF THE RESOLUTION APPROVING THE GRANT OF STOCK OPTIONS TO INSIDERS.

5.

CREATION OF PREFERRED SHARES

The Company’s Notice of Articles and Articles currently provide for only one kind of shares – common shares without par value.

The directors of the Company are proposing that the Company create a new class of preferred shares (the “Preferred Shares”) without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Company’s directors for each such series. The Company proposes the creation of the Preferred Shares to provide management with increased flexibility respecting possible future financings and other corporate transactions. The terms of the Preferred Shares are set out in Schedule B attached to this Information Circular.

Under the Articles of the Company, and the Business Corporations Act (British Columbia), the Company’s governing statute, the creation of a new class of shares which prejudice or interfere with the rights of the common shares requires the approval of the shareholders of the Company by a special resolution. Accordingly, shareholders will be asked to approve the following special resolution in order to alter the authorized share capital of the Company:

“Resolved, as a Special Resolution, that:

1.

the authorized share structure of the Company be altered by creating an unlimited number of Preferred Shares without par value;

2.

the Notice of Articles and Articles of the Company be altered to reflect the altered authorized share structure of the Company;

3.

the Preferred Shares without par value may be issued in series on such terms as determined by the directors of the Company in accordance with the class rights and restrictions;

4.

there be attached to the class of Preferred Shares without par value the special rights and restrictions as set out in Part 26 of the Articles of the Company and as attached hereto as Schedule “B”;

5.

the Notice of Articles and Articles of the Company be altered accordingly;

6.

any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles of the Company to reflect the creation of the Preferred Shares without par value; and

7.

the directors be authorized to delay or abandon the implementation of these resolutions in their discretion.”

A vote in favour of the creation of an unlimited number of Preferred Shares will provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into common shares and attach rights to them that rank ahead of common shares in respect of entitlement to assets and dividends as well as to create other series of Preferred Shares, subject to the rights of the Preferred Shares and corporate law.

MANAGEMENT RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAV0UR OF THE ALTERATION OF THE ARTICLES OF THE COMPANY BY CREATING AN UNLIMITED NUMBER OF PREFERRED SHARES. IN ORDER TO BE PASSED, MORE THAN TWO-THIRDS MAJORITY OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE RESOLUTION. IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE ANY SHARES REPRESENTED BY PROXIES HELD BY THEM IN FAVOUR OF THE RESOLUTION ALTERING THE ARTICLES OF THE COMPANY.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

As of the date of this Information Circular, management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters not known to the management should properly come before the Meeting, the accompanying proxy will be votes on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

The following documents filed with the securities commissions or similar regulatory authorities in British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of this Information Circular:

(a)

the audited financial statements of the Company for the financial year ended August 31, 2012, together with the accompanying report of the auditors thereon and related Management’s Discussion and Analysis;

(b)

the Company’s Performance Share Plan;

(c)

the Company’s Share Option Plan; and

(d)

the Company’s Insider Trading Policy.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge upon request by contacting the Chief Executive Officer by telephone at (805) 488-2147 or by fax at (805) 488-1278. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved and this mailing has been authorized by the Board of Directors of the Company.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to sate a material fact that is required to be stated or that is necessary to make a statement not misleading in  light of the circumstances in which it was made.

Dated at Port Hueneme, California, this 12th day of January, 2012.

“Frank R. Oakes”

Frank R. Oakes

President, CEO, and Director

SCHEDULE “A” – AUDIT COMMIMTTEE CHARTER

STELLAR BIOTECHNOLOGIES, INC.
(the "Company")

1.

Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the audit committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each audit committee member must obtain an understanding of the principal responsibilities of audit committee membership as well and the Company's business, operations and risks.

2.

Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1

Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2

Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the audit committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3.

Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4.

Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1

External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a)

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(b)

review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c)

review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)

review and recommend to the Board the compensation to be paid to the external auditors; and

(e)

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2

Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a)

evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b)

ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3

Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(a)

review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a)

review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(b)

meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(c)

review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a)

review and approve the interim financial statements prior to their release to the public; and

(b)

review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a)

where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4

Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a)

The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(a)

The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(a)

The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)

the pre-approval policies and procedures are detailed as to the particular service;

(ii)

the audit committee is informed of each non-audit service; and

(iii)

the procedures do not include delegation of the audit committee's responsibilities to management.

4.5

Other Responsibilities

The audit committee shall:

(a)

establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b)

establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c)

ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)

review the policies and procedures in effect for considering officers' expenses and perquisites;

(e)

perform other oversight functions as requested by the Board; and

(f)

review and update this Charter and receive approval of changes to this Charter from the Board.

4.6

Reporting Responsibilities

The audit committee shall regularly update the Board about audit committee activities and make appropriate recommendations.

5.

Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a)

engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors employed by the audit committee; and

(c)

communicate directly with the internal and external auditors.

6.

Guidance - Roles & Responsibilities

The following guidance is intended to provide the audit committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

Internal Control

(a)

evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b)

focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c)

gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

Financial Reporting

General

(a)

review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

(b)

ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)

understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(a)

review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

(b)

pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(c)

focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(d)

consider management's handling of proposed audit adjustments identified by the external auditors; and

(e)

ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(a)

be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(b)

meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(c)

to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)

actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)

changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the company's operations and financing practices;

(iii)

generally accepted accounting principles have been consistently applied;

(iv)

there are any actual or proposed changes in accounting or financial reporting practices;

(v)

there are any significant or unusual events or transactions;

(vi)

the Company's financial and operating controls are functioning effectively;

(vii)

the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii)

the interim financial statements contain adequate and appropriate disclosures.

3

Compliance with Laws and Regulations

(a)

periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b)

be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c)

review the findings of any examinations by securities regulatory authorities and stock exchanges.

4

Other Responsibilities

(a)

review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements.

SCHEDULE "B": SPECIAL RIGHTS AND RESTRICTIONS: PREFERRED SHARES

PART 26

SPECIAL RIGHTS AND RESTRICTIONS: PREFERRED SHARES

Preferred Shares issuable in series

The Preferred Shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)

determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)

create an identifying name for the shares of that series, or alter any such identifying name; and

(c)

attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other share of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special rights or restriction shall contravene any other provision of this Part 26.

Dissolution or winding up

The holders of Preferred Shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of common shares or any other shares of the Company ranking junior to the Preferred Shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of Preferred Shares as aforesaid shall be distributed rateably among the holders of the common shares.

Preferred Shares do not confer right to receive notice of, attend or vote at general meetings

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred Shares by the directors or in connection with convertible preferred shares, holders of Preferred Shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.